EXHIBIT 7

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in 000’s of Euro and U.S. Dollars)

	2000		2001		2002		2003		2004		2004
	(as restated)		(as restated)		(as restated)		(as restated)

Earnings
Net income/(loss)	EUR	(9,375)	EUR	2,125	EUR	21,805	EUR	15,724	EUR	12,222	$16,546
Income taxes	(105)		3,565		15,069		10,694		2,836		3,839
Interest expense	11,321		11,615		10,568		7,766		7,563		10,239
Amortization of cap. interest	179		185		195		206		227		307
Losses on equity investee	200		303		1,197		680		100		135
Realized losses on marketable securities	8,869		0		0		0		0		0
Minority share of subsidiaries (gain) loss	(74)		(13)		(111)		(15)		(2)		(3)
Total earnings	11,015		17,780		48,723		35,055		22,946		31,064

Fixed charges
Interest expense	11,321		11,615		10,568		7,766		7,563		10,239
Capitalized interest	82		82		195		212		441		597
Total fixed charges	11,403		11,697		10,763		7,978		8,004		10,836

Ratio	1.0		1.5		4.5		4.4		2.9		2.9